Exhibit 99.2

May 2025 First Quarter March 31, 2025 Investors Call

FORWARD - LOO K I NG STATEM ENT This presentation is not intended to provide investment or medical advice . It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada’s management . Such statements include 2025 financial guidance ; growth strategy and plans for double digit growth ; growth prospects related to the Israeli distribution business segment ; success in identifying and integrating M&A targets for growth ; advancement and future expected revenues driven by our plasma collection operation ; and continued progression of the inhaled AAT clinical study, its benefits and advantages, potential market size, reduction of the study sample to approximately 180 patients, and the plan to conduct an interim futility analysis by the end of 2025 . These statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the projected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, progress and results of any clinical trials, introduction of competing products, continued market acceptance of Kamada’s commercial products portfolio, impact of geo - political environment in the middle east, impact of any changes in regulation and legislation that could affect the pharmaceutical industry, difficulty in predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, restrains related to third parties’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “Risk Factors” of Kamada’s 2024 Annual Report on Form 20 - F (filed on March 5 , 2025 ), as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable law .

GROSS MARGIN REVENUE 3bp 2024 44% 2025 47% 17% 2024 $37.7 2025 $44.0 Adj. EBITDA EPS 54% 2024 $7.5 2025 $11.6 75% 2024 $0.04 2025 $0.07 Q1 - 25 CONTINUING THE GROWTH YoY DOUBLE DIGIT REVENUE AND PROFITABLE INCREASE Paid special cash dividend of $0.20 per share (totaling approximately $11.5M) on April 7, 2025

6 FDA - APPROVED SPECIALTY PLASMA PRODUCTS KEY FOCUS ON TRANSPLANTS & RARE CONDITIONS KEDRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection CYTOGAM® [Cytomegalovirus Immune Globulin (Human)] Prophylaxis of CMV disease associated with transplants HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplants VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patients WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of ITP & suppression of Rh isoimmunization (HDN) For Important Safety Information, visit www.Kamada.com GLASSIA® [Alpha1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD)

6 18 24 34 38 - 42 2021 2022 2023 2024 2025 2025 represents annualguidance 104 129 142 161 1 78 - 182 2021 2022 2023 2024 2025 2025 represents annualguidance ADJUSTED EBITDA US$M 61% CAGR ANNUAL DOUBLE - DIGIT GROWTH TRAJECTORY REVENUES US$M 15% CAGR Quarter - End Strong Cash Position of $76.3 Million (pre dividend payment)

DELIVERING ON OUR COMMITMENTS

KAMADA’S ROADMAP FOR CONTINUED ANNUAL DOUBLE - DIGIT GROWTH M &A T r a ns a c ti o n s Support growth through M&A transactions Organic Growth Portfolio of 6 FDA - approved products; Over 30 territories; and Distribution portfolio in Israel Plasma C o l l e c ti o n Centers Each new center expected to contribute annual revenues of $8M - $10M at peak capacity Inhaled AAT Phase III pivotal clinical study, targeting a market of over $2B

CYTOGAM CMV IMMUNE GLOBULIN CYTOGAM is the only plasma - derived IgG approved in the U.S. and Canada for prophylaxis of CMV disease after Solid Organ Transplantation. CMV is the leading cause for organ rejection post - transplant Launched, in collaboration with multiple KOLs, a post - marketing research program aimed at generating key data in support of the benefits of CYTOGAM in the management of CMV in solid organ transplantation. Advancing CMV disease management through novel strategies focused on late - onset CMV prevention, active CMV disease mitigation, exploring alternative dosing strategies, and investigating potential new applications. $23M 2024 Revenues; Up 31% over 2023 Growth Continued growth expected in the U.S. and Canada markets For Important Safety Information, visit https://cytogam.com/ ; *Source: https://optn.transplant.hrsa.gov/

DISTRIBUTION SEGMENT GROWTH More than 25 products exclusively licensed from leading international pharmaceutical companies, marketed in the Israeli market EXCLUSIVE DISTRIBUTOR IN ISRAEL FOR LEADING BIOPHARMACEUTICAL COMPANIES EXPENDING THE DISTRIBUTION SEGMENT MODEL TO THE MENA REGION Key areas: plasma - derived, respiratory, rare diseases, infectious diseases, biosimilar portfolio of several product candidates, mainly from Alvotech Biosimilar portfolio expected to generate annual sales of $15 - 20M within the next five years First biosimilar launched in Q1 - 2024 and two additional expected to be launched in Israel during 2025 Additional biosimilar products are expected to be launched in Israel over the coming years, at a rate of 1 - 3 products per year

M&A TRANSACTIONS EXPECT TO SECURE NEW BUSINESS DEVELOPMENT AND M&A TRANSACTIONS DURING 2025; LEVERAGING OVERALL FINANCIAL STRENGTH AND COMMERCIAL INFRASTRUCTURE Exploring strategic business development opportunities to identify potential acquisition or in - licensing to accelerate long - term growth Focusing on products synergistic to our existing commercial and/or production activities Strong financial position, commercial infrastructure and proven successful M&A capabilities

KAMADA PLASMA EXPANDING VERTICAL INTEGRATION & REVENUE GROWTH Collecting hyper - immune plasma for our specialty IgG products and normal source plasma (NSP) to support revenue growth Operating three plasma collection centers in Texas; Houston, San Antonio and Beaumont At full collection capacity, each of the Houston and San Antonio centers is expected to generate annual revenues of $8M to $10M from sales of NSP

INHALED AAT PHASE 3 PIVOTAL STUDY



InnovAATe - a global, double-blind, randomized, placebo-controlled pivotal Phase 3 clinical trial testing the safety and efficacy of inhaled AAT in patients with AATD. Study design meets FDA and EMA's requirements

FDA reconfirmed overall study design, endorsed positive safety data to date, and confirmed its agreement with our proposed P-value of 0.1 in evaluating the trial's efficacy primary endpoint

Based on expected changes to the statistical analysis plan, intend to reduce the study sample size to approximately **180 patients**, and conduct an **interim futility analysis by the end of 2025**



$2 Billion

A substantial market opportunity (2028)[1]


Estimated AATD Market Size
+7.2% CAGR
Annual Sales WW
$2,000m
$1,000m
$0m
$1,372m
$1,469m
$1,571m
$1,678m
$1,781m
$1,919m
$2,085m
2022
2023
2024
2025
2026
2027
2028

1. Source: CantorFizgerald, JAN 11 2024

kamada

DETAILS Q1/24 Q1/25 US $ M Driven by KEDRAB®, VARIZIG®, GLASSIA® Royalties and GLASSIA sales 33.8 40.0 PROPRIETARY 4.0 4.0 DISTRIBUTION 17% YoY increase 37.7 44.0 TOTAL REVENUES 16.8 20.7 GROSS PROFIT 3 basis point increase YoY 44% 47% GROSS MARGIN (12.7) (13.0) OPEX 2.4 4.0 NET PROFIT 54% YoY increase 7.5 11.6 Adjusted EBITDA March 25 cash prior to dividend payment (approx. $11.5M) 48.2 76.3 CASH Including acquisition related intangible assets ($127M @ March 25) 343.2 375.1 TOTAL ASSETS Increase associated with new plasma collection centers in the U.S. 8.7 11.1 LEASE LIABILITIES Acquisition related contingent consideration 64.6 65.1 CONTINGENT LIABILITIES March 25 equity net of declared dividend (approx. $11.5M) 246.5 252.0 EQUITY Available cash net of contingent and lease liabilities (25.1) (2.5) NET CASH (DEBT) Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization; and (v) non - cash share - based compensation expenses STRONG Q1 - 25 FINANCIAL RESULTS

KEDRAB ® CYTOGA M® HEPGAM B® VARIZIG® WINRHO® GLASSIA® KAMADA - A GLOBAL BIOPHARMACEUTICAL COMPANY 6 FDA - Approved Products 15% CAGR (from 2021) $178 - 182M 2025 Revenues Guidance $38 - 42M 2025 Adj. EBIDTA Guidance 4 Pillars of Growth A LEADER IN SPECIALTY PLASMA THERAPIES, WITH A PORTFOLIO OF MARKETED PRODUCTS INDICATED FOR RARE AND SERIOUS CONDITIONS $ 76.3 M Cash @ Mar 31, 2025 Organic Growth M &A Transactions Inhaled AAT PivotalStudy Plasma Collection Centers

THANK YOU www.kamada.com

NON - IFRS MEASURES – ADJUSTED EBITDA Q1/24 Q1/25 US $ M 2.4 4.0 NET PROFIT 0.1 2.6 TAXES ON INCOME 1.8 1.8 REVALUATION OF ACQUISITION RELATED CONTINGENT CONSIDERATION (0.2) (0.6) OTHER FINANCIAL EXPENSE, NET 1.8 1.8 AMORTIZATION OF ACQUISITION RELATED INTANGIBLE ASSETS 1.5 1.8 OTHER DEPRECIATION AND AMORTIZATION EXPENSES 0.2 0.2 NON - CASH SHARE - BASED COMPENSATION EXPENSES 7.5 11.6 ADJUSTED EBITDA Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization; and (v) non - cash share - based compensation expenses